Contact

www.linkedin.com/in/jonwyeth
(LinkedIn)
www.openrounds.com (Company)

Top Skills

Valuation
Financial Modeling
Analytics

Jonathan Wyeth

Founder & CEO at OpenRounds
Cambridge, Massachusetts, United States

Summary

Jon Wyeth is the founder and CEO of OpenRounds, a company he
launched in 2014 using savings from his preceding years in lower
middle market principal investing.

Jon entered the work force at age 14, starting at a small golf resort
in New Hampshire. Throughout high school and college, he worked
for the golf superintendent of a top public course and also started
his own painting company from scratch. Jon's passion for building
businesses was clear early on, leading him to attend Babson
College to study Entrepreneurship. He graduated with a BS in
Entrepreneurship and was a starting attackman on the college's
lacrosse team.

After earning his degree in 2006, Jon began his professional career
in product management at Citizens Financial Group. Initially, he
worked in business intelligence, campaign management and product
development, eventually transitioning into marketing to manage the
company's top customer household segment. To further strengthen
his credentials and skills sets as a rounded business leader, Jon
joined Citizens' Corporate Strategy & Development group, where he
led mergers and acquisitions during the 2009 recession.

In 2011, Jon moved to Crystal Financial, an industry-agnostic
investment firm. During his three years there, he invested $150MM
into distressed/turnaround companies, with zero losses.

By 2014, while working with a developer and designer on
OpenRounds nights and weekends, Jon left Crystal to seed the
company and focus full-time on it. He immediately pursued meetings
with people familiar with the inner workings of golf, interviewing
dozens of clubs to develop the company's minimum viable product
(MVP) and securing initial commitments from customers, before
raising capital from friends and family.

Experience

OpenRounds
Founder & CEO
May 2014 - Present (10 years 6 months)
Cambridge, MA

OpenRounds is a free, members-only website that allows vetted club members to inquire about golf privileges and arrange tee times at other private clubs. --- www.openrounds.com ---

Crystal Financial, LLC
Associate
June 2011 - April 2014 (2 years 11 months)
Boston, MA

• Comprehensive due diligence in support of new investment opportunities including internal investment memoranda
• Portfolio management through analysis of portfolio company financial statements, enterprise valuation / collateral valuations, industry trends, and company / consultant / counsel communication
• Firm owned by Soros, subsequently Apollo

Citizens Financial Group
Mergers & Acquisitions Manager, Corporate Strategy & Development
June 2009 - June 2011 (2 years 1 month)

Assistant Vice President
• Comprehensive analysis on acquisition and divestiture opportunities
• Creation of strategic presentations for CFG Board, RBS Board, and investor presentations
• Development and maintenance of reporting on competitor financials along with ad-hoc analysis

Citizens Financial Group
2 years 11 months

Project Manager, Corporate Marketing
March 2008 - May 2009 (1 year 3 months)

Officer
• Development and implementation of complex project plans for Top Customer, Onboarding, & Retention Programs. Participation in department's

role in the bank-from planning through execution, to final results and analytics, taking primary responsibility for proposals and measurement.

• Successfully improved Top Customer household retention rates through various marketing programs, offerings, and engagement.

Product Analyst, Corporate Marketing
July 2006 - March 2008 (1 year 9 months)

• Tasked with modeling potential rewards programs, which resulted in creating the heavily advertised and highly successful GreenSense program (a usage-rewarding debit card product)

• Comprehensive analyses including pro formas, breakeven analysis, sales analysis, campaign analysis, and strategic analysis for aid in management decision-making

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Education

Babson College
BS, Management, Entrepreneurship · (2003 - 2006)

Harvard Law School Executive Education
Program on Negotiation

NYU Stern School of Business
Bankruptcy & Business Reorganization

Pepperdine Graziadio Business School
Private Capital Markets

UVA Darden Executive Education & Lifelong Learning
Bank Financial Leadership